SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102(2)

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Translation of Issuer’s Name: Central North Airport Group.

(2)  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.		Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 117,437,578 Series B Shares(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 117,437,578 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(4) (See Item 5)
14.		Type of Reporting Person (see instructions) IN

(3)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(4)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 117,437,578 Series B Shares(5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 117,437,578 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(6) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(5)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(6)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(7) 117,437,578 Series B Shares(8)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,437,578 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(9) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(7)  Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Pequod S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Harpoon S.à r.l. owns 20.4% of the capital stock of each of SETA and Aerodrome and Expanse S.à r.l. owns 17.1% of the capital stock of each of SETA and Aerodrome.

(8)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(9)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(10) 117,437,578 Series B Shares(11)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,437,578 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(12) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(10)  Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Pequod S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Harpoon S.à r.l. owns 20.4% of the capital stock of each of SETA and Aerodrome and Expanse S.à r.l. owns 17.1% of the capital stock of each of SETA and Aerodrome.

(11)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(12)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(13) 117,437,578 Series B Shares(14)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,437,578 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(15) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(13)  Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Pequod S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Harpoon S.à r.l. owns 20.4% of the capital stock of each of SETA and Aerodrome and Expanse S.à r.l. owns 17.1% of the capital stock of each of SETA and Aerodrome.

(14)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(15)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(16) 117,437,578 Series B Shares(17)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,437,578 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(18) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(16)  Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Pequod S.à r.l. owns 21.5% of the capital stock of SETA and Aerodrome; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA and Aerodrome.

(17)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(18)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(19) 117,437,578 Series B Shares(20)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,437,578 Series B Shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(21) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(19)  Bagual S.à r.l. owns 19.6% of the capital stock of each of SETA and Aerodrome; Grenadier S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Pequod S.à r.l. owns 21.5% of the capital stock of each of SETA and Aerodrome; Harpoon S.à r.l. owns 20.4% of the capital stock of each of SETA and Aerodrome and Expanse S.à r.l. owns 17.1% of the capital stock of each of SETA and Aerodrome.

(20)  Includes the power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(21)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons. Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares(22)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(23) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(22)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

(23)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.		Names of Reporting Persons. Aerodrome Infrastructure S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 60,155,201 Series B Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 60,155,201 Series B Shares
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 117,437,578 Series B Shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 30.1% Series B Shares(24) (See Item 5)
14.		Type of Reporting Person (see instructions) HC, CO

(24)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

Item 1. Security and Issuer

This Amendment No. 13 (the “Thirteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by David Martínez, Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

This Amendment is being filed to report the increase in percentage of shares owned by the Reporting Persons (as defined below) pursuant to a tender offer completed on July 9, 2021. As a result of the tender offer, the Reporting Persons’ percentage of beneficial ownership in the Issuer’s outstanding capital stock increased to 30.1%(25).

Item 2. Identity and Background

Item 2 is amended to add the following paragraphs:

David Martinez, Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) and Aerodrome Infrastructure S.à r.l. (“Aerodrome”) (each a “Reporting Person” and together the “Reporting Persons”) are filing this Schedule 13D.

Aerodrome

The purpose of Aerodrome is to hold investments by FH. The registered office of Aerodrome is located at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Aerodrome’s principal executive offices can be reached is +352 28 26 39 10. Aerodrome, which was incorporated on January 14, 2021, is a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Aerodrome is beneficially owned by Bagual, Grenadier, Pequod, Harpoon, Expanse, FH and Mr. Martínez.

Item 4.  Purpose of Transaction

Item 4 is amended and restated in its entirety to read as follows:

Tender Offer

On May 24, 2021, the Reporting Persons filed a Schedule TO with the SEC (the “Schedule TO”), which included an Offer to Purchase, and commenced a tender offer pursuant to Rule 14d-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) to purchase up to 97,527,888 Series B Shares held by U.S. Persons and Series B Shares represented by outstanding American depositary shares (whether held or not by U.S. Persons and each representing eight Series B Shares, “ADSs”) (the “U.S. Offer”), considering any Series B Shares purchased in the Mexican Offer (as defined below).  The price for the U.S. Offer was Ps.137 per Series B Share and Ps.1,096 per ADS.  The U.S. Offer was made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”).

On June 16, 2021, the Reporting Persons amended the Schedule TO previously filed with the SEC in connection with the U.S. Offer, to, among other things, reduce the aggregate amount of Series B Shares, including Series B Shares represented by ADSs, that the Reporting Persons offered to purchase in the Offers from 97,527,888 outstanding Series B Shares to 60,155,201 Series B Shares.

On July 6, 2021, the Reporting Persons amended the Schedule TO previously filed with the SEC in connection with the U.S. Offer announcing the final results of the Offers. Because the Offers were oversubscribed, the Reporting Persons accepted Securities on a prorated basis using a proration factor of approximately 58.49%. As a result, the Reporting Persons announced that they were

(25)  Percentage calculated based on 60,155,201 Series B Shares (including Series B Shares represented by ADSs) owned by Aerodrome, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

accepting for purchase 923,703 ADSs, representing 7,389,624 Series B Shares, and 52,765,577 Series B Shares, for a total of 60,155,201 Series B Shares.

On July 9, 2021, the Offers settled. The offer prices paid by the Reporting Persons were Ps.137 per Series B Share and US$55.09 per ADS (based on the spot market rate for Ps.19.8957 per US$1.00 available to the ADS receiving agent on the settlement date), for a total of approximately Ps.8,241 million.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares or the Series BB shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.  The Reporting Persons continuously analyze investment opportunities and adjust their allocations of capital, which results in many of the considered transactions not proceeding beyond the evaluation stage.

Loan Facility

On July 9, 2021, Aerodrome entered into a loan agreement (the “Loan Agreement”) with Fintech Investments Ltd. (“FIL”), pursuant to which FIL provided an unsecured term loan in an aggregate amount of the equivalent in U.S. dollars of Ps.7,005,074,000, or 85% of the total amount of funds required to settle the Offers (the “Loan Facility”). The Loan Facility will mature on December 31, 2031, and all outstanding amounts under the Loan Facility will become due and payable on the maturity date. The Loan Facility may be repaid, in whole or in part, at any time without premium or penalty, after giving FIL at least five business days’ notice. The Loan Facility will bear interest at a rate of 6.0% per annum. Interest on the Loan Facility will be payable semi-annually on June 30 and December 31 of each year.

The Loan Agreement is governed by Luxembourg law and any dispute arising out of or in connection with the Loan Agreement will be subject to the exclusive jurisdiction of the courts of the City of Luxembourg.

Aerodrome intends to repay the Loan Facility with the proceeds of dividends or other distributions paid on the Series B Shares. Aerodrome may also explore opportunities from time to time to refinance the Loan Facility with the proceeds of a bank loan or other financing instrument secured by the Series B Shares owned by it and its affiliates.

The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit 30 to this Schedule 13D and is incorporated herein by reference in its entirety. Investors are urged to read the Loan Agreement for a more complete description of the provisions contained therein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Series B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	117,437,578	30.1%	117,437,578	30.1%
FH(3)	0	0%	117,437,578	30.1%	117,437,578	30.1%
Bagual(4)	0	0%	117,437,578	30.1%	117,437,578	30.1%
Grenadier(4)	0	0%	117,437,578	30.1%	117,437,578	30.1%
Pequod(4)	0	0%	117,437,578	30.1%	117,437,578	30.1%
Harpoon(4)	0	0%	117,437,578	30.1%	117,437,578	30.1%
Expanse(4)	0	0%	117,437,578	30.1%	117,437,578	30.1%
SETA(5)	57,282,377	14.7%	0	0%	57,282,377	14.7%
Aerodrome	60,155,201	15.4%	0	0%	60,155,201	15.4%

(1) All percentages are based on 390,111,556 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2021, which is currently comprised of 340,345,556 Series B Shares outstanding plus 49,766,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares solely upon their disposition to a third party.

(2) David Martínez is the sole shareholder of FH.  Bagual, Grenadier, Pequod, Harpoon and Expanse are wholly owned subsidiaries of FH and collectively own 100% of the capital stock of SETA and Aerodrome.  Consequently, David Martínez may be deemed to have the power to vote or to dispose of all Series B Shares directly owned by SETA and Aerodrome.

(3) Each of SETA and Aerodrome is a wholly-owned indirect subsidiary of FH.  Consequently, FH may be deemed to have the power to vote or to dispose of all Series B Shares directly owned by SETA and Aerodrome.

(4) Bagual, Grenadier, Pequod, Harpoon, and Expanse collectively own 100% of the capital stock of each of SETA and Aerodrome.  Consequently, Bagual, Grenadier, Pequod, Harpoon, and Expanse may be deemed to collectively and indirectly have the power to vote or to dispose of own all Series B Shares directly owned by SETA and Aerodrome.  The shares directly owned by SETA and Aerodrome are considered shared as to voting and dispositive power because 19.7% of the capital stock of each of SETA and Aerodrome is owned by Bagual, 21.5% is owned by Grenadier, 21.5% is owned by Pequod, 20.4% is owned by Harpoon and 17.1% is owned by Expanse.

(5) Includes the power to vote and dispose of 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

SETA has the sole power to vote and dispose of 7,516,377 Series B Shares and 49,766,000 Series BB shares that SETA is entitled to convert into Series B Shares (solely upon their disposition to a third party), representing 14.7% of the shares of the Issuer (the “SETA-Owned Series B Shares”).

Aerodrome has the sole power to vote and dispose of 60,155,201 Series B Shares (including Series B Shares represented by ADSs), representing 15.4% of the shares of the Issuer (the “Aerodrome-Owned Series B Shares”).

Bagual, Grenadier, Pequod, Harpoon, and Expanse collectively exercise their rights over the SETA-Owned Series B Shares indirectly through SETA and exercise their rights over the Aerodrome-Owned Series B Shares indirectly through Aerodrome.  FH exercises its rights over the SETA-Owned Series B Shares and the Aerodrome-Owned Series B Shares indirectly through Bagual, Grenadier, Pequod, Harpoon, Expanse, SETA and Aerodrome.  David Martínez exercises his rights over the SETA-Owned Series B Shares and Aerodrome-Owned Series B Shares indirectly through FH, Bagual, Grenadier, Pequod, Harpoon, Expanse, SETA and Aerodrome.

(c) Other than pursuant to the Offers described in Item 4 herein, no transactions in Series B Shares were effected by the Reporting Persons during the 60 day period ended July 9, 2021.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

29	Press Release, issued by the Reporting Persons on July 6, 2021.

30	Loan Agreement, dated July 9, 2021, between Aerodrome Infrastructure S.à r.l., as borrower, and Fintech Investments Ltd., as lender.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA
S.A. DE C.V.

By:	/s/ Christian Whamond
Name: Christian Whamond
Title: Authorized Person